EXHIBIT 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

INCOME/(LOSS) PER SHARE

Computation of income/(loss) per share
(in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,

	2004	2003	2004	2003

Net income/(loss)	$1,139	$(9,266)	$359	$(27,461)

Weighted average shares of common
stock outstanding	70,833	55,564	62,776	55,424
Weighted average shares of common
stock held for former Women.com
stockholders not yet tendered	56	187	56	187
Weighted average shares of common
stock held for former Promotions.com
stockholders not yet tendered	2	2	2	2
Adjusted weighted average shares of
common stock outstanding used in
computing basic net income/(loss) per
share	70,891	55,753	62,834	55,613

Adjusted weighted average shares of
common stock outstanding used in
computing diluted net income/(loss) per
share	75,230	55,753	67,902	55,613

Basic and diluted net income/(loss) per
share	$0.02	$(0.17)	$0.01	$(0.49)